SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aviat Networks, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05366Y201

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05366Y201

1	Names of reporting persons Topline Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) IA

CUSIP No. 05366Y201

1	Names of reporting persons Collin McBirney
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) IN/HC

CUSIP No. 05366Y201

1	Names of reporting persons Topline Capital Partners, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) PN

Item 1

(a)	Name of Issuer:

Aviat Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

200 Parker Drive, Suite C100A, Austin, TX 78728

Item 2

(a)	Name of Persons Filing:

Topline Capital Management, LLC (“TCM”)

Collin McBirney

Topline Capital Partners, LP (“TCP” or the “Fund”)

(b)	Address of Principal Business Office or, if none, Residence:

544 Euclid Street, Santa Monica, CA 90402

(c)	Citizenship:

Reference is made to Row 4 of pages 2 - 4 of this Schedule 13G (this “Schedule”), which are incorporated by reference herein.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number: 05366Y201

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to Rows 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which are incorporated by reference herein.

As of December 31, 2022, the Fund does not beneficially own shares of the issuer’s common stock.

The calculation of percentage of beneficial ownership in Row 11 of pages 2, 3 and 4 of this Schedule was derived from the issuer’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on February 1, 2023, in which the issuer stated that the number of shares of its common stock outstanding as of January 27, 2023 was 11,395,261 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

TOPLINE CAPITAL MANAGEMENT, LLC

By:	/s/ Collin McBirney
Collin McBirney
Managing Member

TOPLINE CAPITAL PARTNERS, LP
By:	Topline Capital Management, LLC, its general partner

By:	/s/ Collin McBirney
Collin McBirney
Managing Member

COLLIN MCBIRNEY

/s/ Collin McBirney

EXHIBIT LIST

Exhibit A	Joint Filing Undertaking